As filed with the Securities and Exchange Commission on January 3, 2003

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Schedule 14D-9F

Solicitation/Recommendation Statement Pursuant to Section 14(d)4 of the
Securities Exchange Act of 1934 and Rules 14d-1(b) and 14e-2(c) Thereunder

FORDING INC.

(Name of Subject Company)

N/A

(Translation of Subject Company’s name into English (if applicable))

CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)

FORDING INC.

(Name(s) of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

345426 10 0

(CUSIP Number of Class of Securities (if applicable))

with copy to:
James F. Jones Fording Inc. Suite 1000, 205–9th Avenue SE Calgary, Alberta Canada T2G 0R4 Telephone 403.260.9800	Jon M. Gregg Sidley Austin Brown & Wood 10 South Dearborn Street Chicago, Illinois 60601 Telephone 312.853.7000

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of bidder)

Part I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Part II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
Part III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Part IV SIGNATURES
Second Supplement dated December 30, 2003
Letter to Shareholders
Form of U.S. Proxy

Part I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Notice of Postponed Special Meeting of Holders of Common Shares and Options to Purchase Common Shares of Fording, Inc. and Second Supplement to the Management Information Circular for the Special Meeting (the “Second Supplement”) is attached as Exhibit 1 hereto.

Letter to Shareholders dated December 30, 2002 is attached as Exhibit 2 hereto.

Form of Proxy is attached as Exhibit 3 hereto.

Item 2.	Informational Legends

See “Information for United States Securityholders” on page v of the Second Supplement.

Part II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

Part III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process

(a)	At the time of filing this Schedule, the person so filing have filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

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(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

Part IV
SIGNATURES

By signing this Schedule, the person signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2003		FORDING INC.

	By:	/s/ James Frederick Jones James Frederick Jones Corporate Secretary

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